FORM 51-102F3

MATERIAL CHANGE REPORT

ITEM 1 - NAME AND ADDRESS OF COMPANY

Rubicon Minerals Corporation (the “Company”)

1540 - 800 West Pender Street

Vancouver, British Columbia

V6C 2V6

ITEM 2 - DATE OF MATERIAL CHANGE

June 22, 2006

ITEM 3 - NEWS RELEASE

The press release was issued June 22, 2006 over CCN Matthews.

ITEM 4 - SUMMARY OF MATERIAL CHANGE

The Company announced on June 22, 2006 that its Newfoundland spinout vehicle, Paragon Minerals Corporation (“Paragon”), has entered into an agreement with Altius Resources Inc. (“Altius”) a wholly-owned subsidiary of Altius Minerals Corporation of St. Johns, Newfoundland, under which Altius will subscribe for 2.5 million flow through special warrants to be priced at $0.60 each and 800,000 non flow-through Unit special warrants to be priced at $0.50 each, for a total investment of $1.9 million. The investment by Altius is intended to form the largest component of a non-brokered private placement financing to raise a minimum of $3.0 million and a maximum of $3,700,000. Of the remaining $1.1 million (minimum financing) to $1,800,000 (maximum financing), the Company reserves the right to subscribe for up to $500,000 of the non-flow through Unit special warrants with the remainder of the non-flow through Unit special warrants and flow-through special warrants to be placed with private and/or institutional investors.

ITEM 5 - FULL DESCRIPTION OF MATERIAL CHANGE

The Company’s Newfoundland spinout vehicle, Paragon, has entered into an agreement with Altius, under which Altius will subscribe for 2.5 million flow through special warrants to be priced at $0.60 each and 800,000 non flow-through Unit special warrants to be priced at $0.50 each, for a total investment in Paragon of $1.9 million. The agreement (attached as a Schedule to this material change report) was accepted by Altius on June 21, 2006. The investment by Altius is intended to form the largest component of a non-brokered private placement financing to raise a minimum of $3,000,000 and a maximum of $3,700,000. Of the remaining $1.1 million (minimum financing) to $1,800,000 (maximum financing), the Company reserves the right to subscribe for up to $500,000 of the non-flow through Unit special warrants with the remainder of the non-flow through Unit special warrants and flow-through special warrants to be placed with private and/or institutional investors.

On the effective date of the Company’s proposed Plan of Arrangement announced in November 2005 (the “Arrangement”) each flow-through special warrant will automatically convert into one flow-through Paragon common share; and each non flow-through special warrant will automatically convert into one non flow-through Paragon common share and a one-half of one (1/2) non flow-through Paragon share purchase warrant (“Warrant”), with one whole Warrant entitling the holder to purchase one additional non flow-through Paragon common share at a price of $0.80 for a period of one year following issuance of the Warrants.

Paragon and Altius have also agreed to general terms that will allow Paragon to earn a 100% interest in the highly prospective South Tally Pond property, which covers extensive alteration and mineralized zones in rocks correlative with the Duck Pond deposit being developed by Aur Resources.

Under the Arrangement, the Company intends to spinout its diverse asset portfolio into three public vehicles. The Company will retain the Red Lake, Ontario assets, Paragon the Newfoundland assets and another new company, CopperCo Resource Corp., would retain the African assets. The Arrangement is expected to be completed in August, 2006 and will be voted on at the company’s Annual and Special Meeting of Shareholders which is now scheduled to be held on August 8, 2006.

Upon completion of the Arrangement, Paragon will have a significant portfolio of 100%-owned and partnered base arid precious metal projects in Newfoundland including:

Golden Promise:

This 100% owned project is located 35 kilometers west of Grand Falls-Windsor, Newfoundland. Exploration by the Company at Golden Promise has documented a new gold-bearing environment within sedimentary rocks of the Victoria Lake Group. Significant gold-bearing quartz veins have been identified at the Jaclyn Main, Jaclyn North, Jaclyn South and Christopher Zones. Of the 30 holes drilled to test the Jaclyn Main Zone, 20 intersected visible gold-bearing quartz vein(s). Significant intersections include 17.69glt gold over 2.30 metres, 16.57 g/t gold over 2.00 metres and 14.85 g/t gold over 2.25 metres (see news releases dated September 19, 2002 and December 11, 2003). The Jaclyn Main Zone is currently defined over a strike length of 375 metres and to a vertical depth of 192 metres and is open at depth and along strike. Three additional gold-bearing vein zones discovered at Jaclyn North, Jaclyn South and Christopher require follow-up definition drilling. The Golden Promise project was recently optioned to Crosshair Exploration & Mining Corp. (“Crosshair”) whereby Crosshair can earn a 60% interest by spending $4.0 million over four years including $750,000 in the first year of the agreement (see news release dated May 2, 2006).

JBP Linear (H-Pond):

The 100% owned JBP Linear project is located 15 kilometers west of Gander, Newfoundland and forms part of the greater Glenwood Break properties. Previous drilling at the H-Pond prospect is characterized by multiple quartz vein zones carrying gold over thicknesses from 1 to 24 metres (see news releases dated October 5, 2004 and April 13, 2005). Significant intercepts from previous drilling include 16.23 g/t gold over 2.40 metres, 12.64 g/t gold over 1.25 metres, 10.43 g/t gold over 1.85 metres, and 10.14 g/t gold over 1.15 metres. Twelve of the 20 holes that have tested the H-Pond prospect contained visible gold. The veined and altered zones are interpreted to extend over a minimum distance of 13 kilometres based on diamond drilling, trenching, gold bearing float and gold-in-soil anomalies. The Company has consolidated its land position over the past 4 years on the greater Glenwood Break property area and row controls several additional “gold linears” with numerous high-grade gold prospects.

Lake Douglas:

This volcanogenic massive sulphide (VMS) project, located approximately 85 kilometres southeast of Grand Falls-Windsor, Newfoundland was optioned following the discovery of moderate-sized (30 cm by 20 cm by 15 cm), angular, massive sulphide float west of Lake Douglas. The angularity, nature and distribution of the float is interpreted by the Company to indicate that the float is locally derived. In total, two boulders of massive galena and sphalerite (Samples LD-05-Oland LD-05-02) and one boulder of massive pyrite (Sample LD-05-03) were collected. Assays include: 19.60% zinc, 15.70% lead, 1.57g/t gold, 157.5g/t silver and 0.49% copper (sample LD-05-01); 11.80% zinc, 23.80% lead, 0.07 g/t gold, and253.4 g/t silver (sample LD-05-02) and 0.43% zinc, 0.04% lead, 1.11 g/t gold, 42.5 g/t silver and0,25% copper (sample LD-05-03)

All other gold and base metal projects in the portfolio will continue to be explored by Paragon and through its existing partnerships with Meridian Gold and Crosshair Exploration & Mining.

ITEM 6 - RELIANCE ON SUBSECTION 7.1(2) OR (3) OF NATIONAL INSTRUMENT 51-102

Not applicable.

ITEM 7 - OMITTED INFORMATION

Not applicable.

ITEM 8 - EXECUTIVE OFFICER

David W. Adamson, President (business telephone number: (604) 623-3333), is the officer of the Company knowledgeable about the details of this material change report.

ITEM 9 - DATE OF REPORT

DATED at Vancouver, B.C. the 27th day of June, 2006.

Schedule

Agreement among the Company, Paragon and Altius

To:  Brian Dalton, Altius Minerals Corporation

Date:  June 15, 2006 (June 21, 2006 - 2nd revision)

From:  Michael Vande Guchte, Paragon Minerals Corporation

CC:   Garfield MacVeigh, Rubicon Minerals; David Adamson, Rubicon Minerals

RE: AGREEMENT BETWEEN ALTIUS RESOURCES INC. (“ALTIUS”), RUBICON MINERALS CORPORATION (“RUBICON”), AND PARAGON MINERALS CORPORATION (“PARAGON”) REGARDING PARTICIPATION BY ALTIUS IN A NON-BROKERED SPECIAL WARRANT PRIVATE PLACEMENT

Dear Brian,

Based on the latest discussions on financing terms, I have revised the proposed agreement to reflect the discussed changes for the non-brokered financing of Paragon Minerals Corporation. Paragon is the new company to be formed when Rubicon Minerals Corporation completes the planned “spinout” of Newfoundland Assets through Plan of Arrangement (“the Arrangement”). This restructuring, which is subject to shareholder, court, and regulatory approvals, is scheduled for completion by mid to late August 2006. On successful approvals, Paragon would be listed on the TSX Venture Exchange. The general financing objectives are:

•	Paragon wishes to raise a minimum $3.0 MM by way of Private Placement at a price of $0.50 per Non-Flow Through special warrants and $0.60 Flow Through special warrants (Schedule A);

•
On the effective date of the Arrangement, each Non-Flow Through special warrant shall be automatically converted, for no additional consideration, into one non-flow through common share of Paragon and a one half non-flow through share purchase warrant of Paragon, where one whole non-flow through share purchase warrant entitles the holder to purchase one additional non-flow through common share of Paragon at a price of $0.80 for a term of one year; AND each Flow Through special warrant shall be automatically converted, for no additional consideration, into one flow-through common share of Paragon;

•
Subscriptions funds from the special warrants will be held in escrow pending completion of the Arrangement. In the event that the Arrangement does not complete, the escrowed funds will be returned to the subscribers; and

•	Paragon is prepared to offer Altius the exclusive right to participate in this non-brokered Private Placement as follows:

General terms and Conditions

A.	Altius to purchase (or place with eligible investors) 800,000 Non-Flow Through special warrants at $0.50 per special warrant for proceeds of $400,000;

B.	Altius to purchase 2,500,000 Flow-Through special warrants at $0.60 per special warrant for proceeds of $1,500,000;

C.	Rubicon reserves the right to purchase up to 1,000,000 Non-Flow Through special warrants at $0.50 per special warrant for proceeds of $500,000;

D.	Altius and Rubicon agree to work together to place:

(i)	200,000 Non-Flow Through special warrants to eligible investors at $0.50 per special warrant for proceeds of $100,000 and;
(ii)	833,333 Flow Through special warrants to eligible investors at $0.60 per special warrant for proceeds of $500,000

E.
As a “Principal” of Paragon, Rubicon will be subject to the escrow requirements of the TSX Venture Exchange (the “TSXVE”), and accordingly Rubicon’s shares in Paragon will be subject to a TSXVE-approved form of escrow agreement;

F.
Altius acknowledges that in order for Rubicon to implement its tax plan for the Arrangement, if Altius holds 10% or more of the shares of Paragon on completion of the Arrangement, Altius will not be able to sell any of the Paragon shares as part of the same “series of transactions” as the Arrangement and will be required to give a representation to that effect to Rubicon;

G.
On completion of any hold period as defined above, if Altius proposes to sell any or all of the shares of Paragon acquired through this financing it agrees on a best efforts basis (during normal times) to maintain orderly market conditions;

H.	Altius agrees that it shall not increase its ownership of Paragon to 20% or more of all issued and outstanding common shares of Paragon;

I.
Paragon will grant to Altius the right to participate in future financings equal to or less than the percentage of Paragon common shares held at the time of financing. Failure by Altius to participate in two subsequent financings will cause this right to lapse and;

J.	Paragon agrees to enter an option agreement on the Tally Pond property as per terms in Schedule B.

On signing below, Altius and Rubicon agree to the terms and conditions set herein subject to the approval of their respective Boards.

/s/ David Adamson	/s/ Brian Dalton

David Adamson President & CEO Rubicon Minerals Corporation	Brian Dalton President & CEO Altius Resources Inc.

/s/ Michael J. Vande Guchte

Michael J. Vande Guchte President & CEO Paragon Minerals Corporation

Both parties agree to enter into such agreements as may be required to give effect to the terms setout herein. All parties agree that time is of the essence and shall seek the respective board approvals by June 16, 2006, failing which this proposal is null and void.

Use of Proceeds: Exploration Expenditures and for general corporate purposes

Closing:	Shortly after completion of the Arrangement and confirmation of availability for listing of the Paragon common shares on the TSX Venture Exchange. Currently anticipated to be mid to late August 2006.

SCHEDULE A

Proposed Distribution and Financing

Arrangement
Distribution Shares on Issued/Outstanding		12,537,775		64%	of issued

Financing
Non-Flow Through Shares
RMX	$ 0.50	1,000,000	$ 500,000	5.10%	of issued
Lead 1 - ALS	$ 0.50	800,000	$ 400,000	4.08%	of issued
Other	$ 0.50	200,000	$ 100,000	1.02%	of issued
Additional Financing	$ 0.50	400,000	$ 200,000	2.04%	of issued

Flow-Through Shares
Lead 1 - ALS	$ 0.60	2,500,000	$ 1,500,000	12.75%	of issued
Other	$ 0.60	833,333	$ 500,000	4.25%	of issued
Additional Financing	$ 0.60	833,333	$ 500,000	4.25%	of issued

Property Share Payment		500,000		2.55%	of issued

Issued and Outstanding		19,604,442	$ 3,700,000	88%	of FD

½ Warrant on Non-Flow Through Shares	$0.80	1,200,000	$ 960,000	5%
RMX Warrant and Option Obligation		1,464,174		7%
Fully Diluted		22,268,616	$ 4,660,000	100%

Altius (NFTS + FTS + Property Payment )	3,800,000	19.38%	of issued

(a)	SCHEDULE B

South Tally Pond Property Proposed Option Terms

Paragon Minerals Corporation may acquire a 100% undivided ownership interest in the South Tally Pond Property by making share payments as follows:

Immediately after the effective date of the Arrangement:	250,000 Paragon Shares (firm commitment)
On or before the 1st anniversary:	250,000 Paragon Shares (firm commitment)

On or before the 8th anniversary or upon completion of a feasibility:	500,000 Paragon Shares.

(Subject to legal due diligence, completion of the Arrangement and all required legal and regulatory approval)